FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “ BBVA Banco Francés reports fourth quarter earnings for fiscal year 2005”

CONTACT:

María Adriana Arbelbide
Investor Relations
Phone: (5411) 4341 5036
E-mail: marbelbide@bancofrances.com.ar

February 13, 2006

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FOURTH QUARTER EARNINGS FOR FISCAL YEAR 2005

Net income totaled Ps. 117.2 million for the fiscal year 2005, while Total stockholders equity amounted to $1,802 million and R.O.E. (Return on average equity) reached 7%. For the fourth-consecutive quarter BBVA Banco Francés showed a positive net income, more than offsetting the losses registered during previous fiscal years, due to the impacts of the crisis. The solid economic performance, with a robust 9% GDP growth, allowed the Bank to follow a growth strategy during 2005, aiming to rebuild its intermediation volume in the private sector, which resulted in a 69.4% and a 19.4% increase in private loans and deposits, respectively. Accordingly, we kept our focus on the core business, reaffirming our leading position in the market in terms of deposits, strongly growing in private sector loans and achieving asset quality standards better than those prior to the crisis, while we maintained our strength in the transactional business. Furthermore we carried out significant improvements in our assets and liabilities structure, including a reduction of public sector assets and the repayment of the financial assistance granted by the Central Bank, during 2002 crisis, which loans accrued a fixed interest rate plus CPI adjustment. The significantly improved profitability achieved during 2005 sets the basis for a challenging future growth of recurring earnings, which becomes our main target for the coming years.

The consolidation of the financial margin, based on a higher variation CER index and an increasing intermediation volume, combined with an improved efficiency level, boosted vigorous growth in the operating income of the Bank. Such expansion of the operating income more than offset the losses derived from the sale of public sector assets and charges related to the amortization of loss derived from the payment of deposits under judicial injunctions.

Condensed Income Statement (1)

in $ thousands except income per share, income per ADS and percentages	FY 2005	FY 2004	% Change
Net Financial Income	821,636	513,947	59.87%
Provision for loan losses	(114,628)	(52,002)	120.43%
Net income from services	361,038	294,712	22.51%
Administrative expenses	(592,043)	(503,493)	17.59%
Operating income	476,003	253,164	88.02%
Income (loss) from equity investments	25,127	42,647	-41.08%
Income (Loss) from Minority interest	(2,850)	(281)	914.23%
Other income/expenses	(376,689)	(280,429)	34.33%
Income tax	(4,387)	(69,147)	-93.66%
Net income for the period	117,204	(54,046)	316.86%
Net income per share (2)	0.25	-0.11	316.86%
Net income per ADS (3)	0.75	-0.34	316.86%

(1)	Exchange rate: 3.0315 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Executive summary

•	For the fourth consecutive quarter BBVA Banco Francés registered a positive net income. The December 2005 quarter brought about a strong operating income, mainly explained by higher net financial income and net income from services, combined with lower provisions for loan losses, and partly offset by an increase in administrative expenses. The Bank’s long CER position was positively impacted by the increase in CER index - 3.04% during the present quarter. Net financial income also benefited from a Ps. 67 million gain, from the sale of guaranteed loans to the RADAR V trust carried out last November, while Other income/expenses accounted for a higher loss, generated by the mark-to-market valuation of part of public sector bonds issued by the Federal Government.

•	BBVA Banco Francés continued expanding in the Argentine market, ranking as the first private bank in terms of private sector deposits and shareholders’ equity.

•	Solid credit growth (Ps. 450 million increase during the fourth quarter), with an outstanding performance in the retail segment.

•	A further reduction in public sector exposure allowed BBVA Banco Francés to comply in excess with regulation 3911 from the Central Bank, effective since January 2006 (the regulation requires additional capital for the excess in public sector assets - Public sector holding exceeding 40% of total assets).

•	Asset quality standards remained strong, with a 1.12% non-performing ratio, with respect to all our financings, and a 146.89% coverage ratio in December 2005, as compared to a 1.26% non-performing ratio and a 114.31% coverage a year ago. BBVA Banco Frances is one of the leading banks in terms of such ratio, which compares to a 5.9% of the financial system.

Fourth quarter of fiscal year 2005

In spite of the slowdown prospects, the economic activity continued to grow during the fourth quarter of 2005. Preliminary data from the industrial sector indicate that manufacturing averaged a 2.6 % increase in seasonally adjusted terms during this period, slightly above the 2.1 % observed in the previous quarter. For the full year, industrial activity grew by 7.9% (from December 2004 until December 2005). According to the monthly economic activity indicator (EMAE), a proxy for GDP, the economy grew by 9.2 % between November 2005 and December 2004, slightly above 2004.

The rate of price increases in 2005 (12.3%) practically doubled vis à vis 2004 (6.1%). Consumer prices averaged 1% per month in the fourth quarter, up from 0.9% in the previous quarter. Core inflation remained above general CPI at 1.2% per month, while regulated prices continued to dampen inflation with a monthly increase of only 0.3% on average. The strong hike in food prices in November prompted the government to increase export taxes on meat and dairy products and to reach an agreement with the main supermarket chains to apply a 15% rebate on the prices of selected products (basically food products and toiletries). Nevertheless, food and beverage prices rose by 0.8% in December and negotiations with main food producers to freeze prices for a longer period continued in early 2006.

Inflation had a positive impact on fiscal accounts, particularly on income tax collections where no inflation adjustment is allowed. Tax revenues increased by 21.3% in 2005 and in spite of strong growth in primary spending (a cumulative 22.8% y.o.y. to November), the primary surplus closed at Ps. 19.66 billion, more than 13% above the results achieved in 2004.

Although the trade balance surplus continued to support the supply of hard currency, seasonal factors and lower capital inflows led to a fall in Central Bank intervention in the FX market in the fourth quarter. Foreign currency purchases by the BCRA amounted to USD 1.83 billion, down 45% compared to a very favorable third quarter. In mid December, the government announced its decision to fully cancel debt with the IMF using accumulated international reserves. Thus, Central Bank reserves, which had risen by USD 8.43 billion during 2005, fell by USD 9.497 billion on January 3rd, 2006. Expectations that the Central Bank would pursue a more intense reserve accumulation policy as a result of this decision led to a 4.5 % depreciation of the Argentine peso during the fourth quarter. The exchange rate closed at Ps. 3.0315 per U.S. dollar, 13 cents above the exchange rate at the end of September.

The monetary base grew 5.1 % on average during the fourth quarter of 2005. The Central Bank managed a policy avoiding increases in interest rates, while the financial system contributed to lower monetary expansion by cancelling $ 2.710 billion in rediscounts. Still, interest rates on 30 day CDs increased 100 bps. on average while rates on time deposits over Ps. 1 million rose by almost 200 bps., in line with the higher inflation rate.

Private deposits continued to show a good performance, growing 5.2 % during the fourth quarter. Credit to the private sector also continued to expand at a strong rate of 10% in the period and finished the year with a record increase of 38%.

The Business

BBVA Banco Francés is a leading private sector bank, ranking first in terms of deposits and shareholders’ equity, according to the most recent statistics published by the Central Bank in November 2005. By the end of fiscal year 2005 the Bank had Ps. 10.8 billion in deposits and total shareholders equity reached Ps. 1.8 billion, on a consolidated basis.

During fiscal year 2005, BBVA Banco Francés successfully bolstered its lending activity aiming to rebuild its traditional loan portfolio composition, more focused on the private sector than on public sector assets, and enhanced its franchise in the market. With a commercial strategy oriented towards the core business, we increased 19.4% our deposit base, reaching a 10.5% market share (source: Central Bank) and expanded 69.4% our net private sector loan portfolio; while we maintained our strength in the transactional business, with a 22.5% increase in net income from services. Furthermore, taking advantage of the sustained recovery of prices of public sector debt in the secondary market, we sold public sector assets and paid the outstanding balance of loans granted by the Central Bank as financial support during the liquidity crisis of 2002. It should be mentioned that these improvements in our asset and liability structure, did not have a significant impact on our income statement.

Presentation of Financial Information

•	All foreign currency transactions accounted for at a free exchange rate as of December 31, 2005 have been translated into pesos at the reference exchange rate of Ps. 3.0315 per U.S. dollar, published by the Central Bank of Argentina on that date.

•	This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively.

•	December 2004 figures presented for comparative purposes were adjusted according to the adjustment to prior years accounted for during the present fiscal year. See Note 2.3.k, 2.3.m 2.3.ñ and 4.2 to the Financial Statements.

FOURTH QUARTER EARNINGS

Condensed Income Statement (1)

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Net Financial Income	262,988	198,239	135,996	32.66%	93.38%
Provision for loan losses	(20,795)	(44,872)	(20,400)	-53.66%	1.94%
Net income from services	93,728	90,951	81,605	3.05%	14.86%
Administrative expenses	(167,532)	(149,224)	(132,793)	12.27%	26.16%
Operating income	168,389	95,094	64,408	77.08%	161.44%
Income (loss) from equity investments	4,311	6,443	8,439	-33.09%	-48.92%
Income (Loss) from Minority interest	(678)	(1,009)	(1,159)	-32.80%	-41.50%
Other income/expenses	(139,302)	(73,773)	(141,210)	88.83%	-1.35%
Income tax and Minimum Presumed Tax	(1,702)	(906)	56,301	87.86%	103.02%
Net income for the period	31,018	25,849	(13,221)	20.00%	334.61%
Net income per share (2)	0.07	0.05	-0.04	20.00%	283.23%
Net income per ADS (3)	0.20	0.16	-0.11	20.00%	283.23%

(1)	Exchange rate: 3.0315 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Net income for the quarter ended December 31, 2005 totaled Ps. 31 million, 334.6% and 20% higher than the figures posted in the December 2004 and the September 2005 quarter, respectively. During the present quarter the Bank registered a Ps. 67 million gain, which was accounted for in the Net financial income, related to the sale of public sector loans to the RADAR V trust, carried out last November. Growth in operating income also benefited from lower provisions for loan losses, which in the previous quarter registered a loss derived from the sale of public sector loans, and a further expansion in income from services, partly offset by an increase in administrative expenses (mainly related to higher provisions for bonuses payment).

The loss in Other income/expenses is mainly explained by: i) a Ps. 55.7 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations (which does not imply that the Bank waives its right to seek compensation from the Argentine Government in the future) ii) the provisions registered in Other expenses during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income, and iii) the charge resulting from the mark-to-market valuation of part of public sector bonds issued by the Federal Government.

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of pesos except percentages	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Return on Average Assets (1)	0.87%	0.67%	-0.37%	29.25%	333.69%
Return on Average Shareholders’ Equity (1)	6.91%	5.81%	-3.47%	18.98%	299.15%
Net fee Income as a % of Operating Income	26.28%	31.45%	37.50%	-16.45%	-29.94%
Net fee Income as a % of Administrative Expenses	55.95%	60.95%	61.45%	-8.21%	-8.96%
Adm. Expenses as a % of Operating Income (2)	46.97%	51.60%	61.03%	-8.98%	-23.04%

(1)	Annualized
(2)	Adm.Expenses / Net financial income + Net income from services

Net financial Income

Net financial income for this fourth quarter totaled Ps. 263 million as compared to Ps. 136 million and Ps. 198 million registered in the December 2004 and the September 2005 quarter, respectively.

Growth as compared to the same quarter of the previous fiscal year is mainly related to an increase in the CER variation index, given the Bank´s long CER position, a significant increase in the intermediation volume and the aforementioned gain derived from the sale of public sector assets carried out during the present quarter.

The structural term and rate mismatch in assets and liabilities of the financial system and of BBVA Banco Francés, following measures taken by the Government during 2002 and 2003, brought about a strong dependence on the relative behavior of the consumer price index, or CPI, vis-à-vis interest rates. While a significant part of the Bank’s risk assets accrue interest at a variable interest rate, adjusted by CER plus an interest rate, most liabilities accrue interest at a fixed rate, except for the new CER adjusted deposits. Following the cancellation of the Ps. 1.8 billion loans granted by the Central Bank during the liquidity crisis, the Bank kept a Ps. 3.2 billion long CER position, down from the Ps. 3.5 billion of December 2004.

As already mentioned, the increase in Net financial income as compared to the September 2005 quarter is mainly explained by a Ps. 67 million gain accounted for during the present quarter stemming from the sale of guaranteed loans.

Public Sector Exposure

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of pesos except percentages	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Public Sector - National Government	5,032,416	5,763,362	7,537,103	-12.68%	-33.23%
- Loans to the Federal government & Provinces	3,957,597	4,599,557	6,084,888	-13.96%	-34.96%
- Total bond portfolio	761,833	863,953	1,177,494	-11.82%	-35.30%
Compensatory bond	74,075	78,414	78,384	-5.53%	-5.50%
Compensatory bond to be credited	114,922	121,653	—	-5.53%	—
Other government bonds	572,836	663,886	1,099,110	-13.71%	-47.88%
- Trustees	312,986	299,852	274,721	4.38%	13.93%

Bills and Notes from Central Bank	1,655,150	942,204	740,748	75.67%	123.44%

Total exposure to the Public Sector	6,687,566	6,705,566	8,277,851	-0.27%	-19.21%

The Bank’s long-term public sector exposure totaled Ps. 5.0 billion by the end of fiscal year 2005, 33.2% and 12.7% lower than the balance registered in December 2004 and September 2005, respectively. During the present quarter the Bank carried out further structural changes, through the sale of public sector assets (guaranteed loans). In addition, during this last quarter, the Bank decided to mark-to-market part of its public sector bonds issued by the Federal Government, thus showing a decrease in Other government bonds, while the increase in Bills and notes from the Central Bank is mainly related to temporary liquidity.

As of December 31, 2005 Banco Francés currently complies in advance with regulation 3911 from the Central Bank, which requires additional capital for excess public sector assets (public sector holdings exceeding 40% of total assets) with a 35.5% ratio.

It must be stressed that during the June 2005 quarter the Bank accounted for the Peso and Dollar denominated Discount bonds received in exchange for the public sector debt that was included in the sovereign debt restructuring process. As for the compensatory bond to be received, during the December 2004 quarter the Bank charged off the compensatory assets being objected to by the Central Bank. However, during the June 2005 quarter, a higher compensatory bond to be received was accounted for due to Banco Nación Loan – Fiduciary Fund (“Préstamo Banco Nación - Fondo Fiduciario”). In this respect, following the decision of the Managing Committee of the Trust Fund for Reconstruction of Companies, which stated that only 50% of the financing was to be converted into pesos while the difference was to be maintained in its original currency, the Bank would have to be compensated pursuant to the compensation mechanism applicable to financial institutions for the remaining 50%.

On May 16, 2005 the Bank filed a request with the Ministry of Economy and Production against Resolution N° 25. Although the Federal Government has yet not ruled on the matter, in May 2005 the Bank registered a 23.2 million dollar denominated liability and the corresponding amount to be compensated.

Total loan portfolio

The chart below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of pesos except percentages	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Private & Financial sector loans	3,889,403	3,439,708	2,296,309	13.07%	69.38%
Advances	733,597	589,216	272,275	24.50%	169.43%
Notes discounted and purchased	560,863	465,023	251,332	20.61%	123.16%
Consumer Mortgages	394,678	384,324	401,064	2.69%	-1.59%
Personal loans	355,649	276,773	182,627	28.50%	94.74%
Credit cards	393,893	308,318	252,511	27.76%	55.99%
Car secured loans	60,714	53,283	25,943	13.95%	134.03%
Loans to financial sector	119,745	101,865	41,285	17.55%	190.04%
Other loans	1,364,041	1,344,424	963,843	1.46%	41.52%
Unaccrued interest	(2,577)	(1,925)	(924)	33.87%	178.90%
Adjustment and accrued interest & exchange differences receivable	44,361	38,284	28,317	15.87%	56.66%
Less: Allowance for loan losses	(135,561)	(119,877)	(121,964)	13.08%	11.15%
Loans to public sector	3,957,597	4,599,557	6,084,888	-13.96%	-34.96%
Loans to public sector	2,190,019	2,639,488	3,983,624	-17.03%	-45.02%
Adjustment and accrued interest & exchange differences receivable	1,767,578	1,960,069	2,101,264	-9.82%	-15.88%
Net total loans	7,847,000	8,039,265	8,381,197	-2.39%	-6.37%

During fiscal year 2005, BBVA Banco Francés successfully bolstered its credit activity aiming to rebuild its traditional loan portfolio composition, more focused on the private sector than on public sector assets. With a commercial strategy oriented towards the core business, we increased 69.4% (almost Ps. 1,600 million) our net private sector loan portfolio in the last twelve-month period.

Private sector loan growth was attained both in the commercial sector as well as in the retail segment. While during the first half of the year, growth was led by commercial loans, as of the second semester personal loans and credit cards showed the outcome of more aggressive commercial actions implemented at the beginning of present fiscal year. Advances, notes discounted, and other loans, which include foreign trade transactions, grew 169% (Ps. 461 million), 123% (Ps. 310 million) and 41.5% (Ps. 400 million), respectively, as compared to December 2004 while personal loans, credit cards financing and car secured loans grew 95% (Ps. 173 million), 56% (Ps. 141 million) and 134% (Ps. 35 million), respectively.

As previously mentioned, the decrease in our public sector loan portfolio is mainly related to the sale of guaranteed loans – that was carried out during the present quarter.

Government and Private Securities

The following chart shows the total exposure of the Bank in government and private securities as of December 31, 2005, including repurchase agreement transactions. The increase in Total bond portfolio as compared to the previous quarter is mainly explained by a higher LEBAC portfolio, partly offset by a decrease in investment account, due to the decision of the Bank to mark-to-market part of the government bond portfolio.

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of pesos except percentages	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Holdings	2,400,485	1,786,634	2,038,635	34.36%	17.75%
Trading	1,706,930	953,502	755,589	79.02%	125.91%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	437,655	566,457	649,700	-22.74%	-32.64%
Investment Accounts (RML - Liquidity Requirements)	—	—	—	—	—
Investment accounts - Compensatory bond	74,075	78,414	78,384	-5.53%	-5.50%
Other fixed income securities	181,829	188,266	610,287	-3.42%	-70.21%
Allowances	(4)	(4)	(55,325)	0.00%	-99.99%

Repurchase Agreements	—	—	—	—	—
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—

Net Position	2,400,485	1,786,634	2,038,635	34.36%	17.75%
Trading	1,706,930	953,502	755,589	79.02%	125.91%
Investment Accounts	437,655	566,457	649,700	-22.74%	-32.64%
Investment Accounts (RML)	—	—	—	—	—
Investment accounts - Compensatory bond	74,075	78,414	78,384	-5.53%	-5.50%
Other fixed income securities	181,829	188,266	610,287	-3.42%	-70.21%
Allowances	(4)	(4)	(55,325)	0.00%	-99.99%

Net Position in Other fixed income securities as of December 2005 includes Ps. 98.4 million of Private Bonds

(1)	Net Position excludes the compensatory bond to be received, which is accounted for in Other banking receivables (Ps. 114.9 million in December 2005)

June 2005 quarter figures include: i) the Dollar and Peso discount bonds, corresponding to the Public sector debt that was swapped in the last sovereign restructuring process; and ii) a higher compensatory bond to be received related to Banco Nación Loan – Fiduciary Fund (1).

Valuation methods

As of December 31, 2005 the Bank marked to market: (i) secured bonds (issued pursuant to Decree No.1579/2002 - under Resolution 539/2002 of the Ministry of Economy -); (ii) dollar denominated “Discount Bonds” and “GDP-linked Securities” received during the last sovereign restructuring process; and (iii) the Federal Government Bonds (BODEN 2012) received and to be received as compensation for the asymmetrical switch into pesos. The remaining public sector bonds are valued according to regulations in force. Furthermore, Bills from the Central Bank are valued at market value.

Income from Securities and Short-Term Investments

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of pesos except percentages	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Income from securities and short-term investments	24,207	40,443	18,191	-40.15%	33.07%
Trading account	9,163	11,554	2,105	-20.69%	335.21%
Investment account	1,594	(7,150)	37	122.29%	4242.15%
Investment account - Compensatory bond	669	603	589	10.93%	13.53%
Other fixed income securities	12,781	35,436	15,460	-63.93%	-17.32%

CER adjustment	2,891	6,906	5,837	-58.14%	-50.48%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	2,891	6,906	5,837	-58.14%	-50.48%

Income from securities and short-term investments registered a Ps. 24.2 million gain in the quarter ended December 31, 2005, compared to a Ps. 18.2 million and a Ps. 40.4 million gain posted in the December 2004 and the September 2005 quarter, respectively. It is important to highlight that the September 2005 quarter accounted for a higher gain related to the sale of part of the LEBAC portfolio. Furthermore, lower CER adjustment is mainly related to the decrease in CER adjusted assets (Public sector bonds – BOGAR).

Funding Sources

BBVA Banco Francés is the leading private sector bank in terms of deposits, with a 10.5% market share in private sector deposits as of December 31, 2005.

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of pesos except percentages	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Total deposits	10,447,754	10,497,116	8,751,516	-0.47%	19.38%
Current accounts	1,901,500	2,000,759	1,675,233	-4.96%	13.51%
Peso denominated	1,893,871	1,992,782	1,670,333	-4.96%	13.38%
Foreign currency	7,629	7,977	4,900	-4.36%	55.69%
Savings accounts	3,000,508	2,829,040	2,395,535	6.06%	25.25%
Peso denominated	2,344,285	2,186,672	1,919,569	7.21%	22.13%
Foreign currency	656,223	642,368	475,966	2.16%	37.87%
Time deposits	5,161,013	5,303,731	4,390,587	-2.69%	17.55%
Peso denominated	3,141,377	3,285,724	2,885,720	-4.39%	8.86%
CER adjusted time deposits	1,463,551	1,580,443	1,218,212	-7.40%	20.14%
Foreign currency	556,085	437,564	286,655	27.09%	93.99%
Other	384,733	363,586	290,161	5.82%	32.59%
Peso denominated	319,484	306,112	236,855	4.37%	34.89%
Foreign currency	65,249	57,474	53,306	13.53%	22.40%

Rescheduled deposits (*)	306,322	345,821	458,837	-11.42%	-33.24%
Peso denominated	306,322	345,821	458,837	-11.42%	-33.24%

Total deposits + Rescheduled deposits & CEDROS	10,754,076	10,842,937	9,210,353	-0.82%	16.76%

(*)	The payment of Rescheduled Deposits concluded in August 2005 in accordance with its original schedule, except those deposits that have a pending legal injunction.

Total deposits in the Bank grew 19.4% as compared to the December 2004 quarter while it remained almost at the same level as the September 2005 balance, excluding the effect of the reduction of rescheduled deposits. Such decrease (33.3% and 11.4% as compared to the December 2004 and September 2005 quarter, respectively) is related to the conclusion of the payment of rescheduled deposits in August 2005 in accordance with its original schedule and the payment of legal injunctions.

Growth in total deposits, as compared to the same quarter of the previous fiscal year, was shown in all of the different kinds of deposits, with special emphasis in savings accounts and time deposits, which grew 25.3% (Ps 605 million) and 17.6% (Ps 770 million), respectively. As for foreign currency-denominated deposits, such funds grew 56.6% in the last twelve-month period, amounting to USD 464 million (Ps. 1,285 million) as of December 31, 2005.

During the present quarter, the 6.1% and 27.1% increase in saving accounts and dollar denominated time deposits, respectively, as compared to the previous quarter was offset by a 4.4% and 7.4% decrease in peso and CER adjusted time deposits, respectively.

Other Funding Sources

Changes shown in the following chart are affected by the depreciation of the peso. The 72.9% decrease in Other funding sources as compared to the December 2004 quarter is mainly explained by the repayment of rediscounts from the Central Bank (the financial support granted to the Bank during the liquidity crisis, with a financial cost of 3.5% interest rate plus CER adjustment) carried out in September 2005.

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of pesos	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Lines from other banks	297,291	324,038	253,505	-8.25%	17.27%
Loans from the Central Bank	—	—	1,855,115	—	-100.00%
Anticipated cancellations Res.381/04	—	—	—	—	—
Other loans from the Central Bank	98,972	95,602	35,536	3.53%	178.51%
Senior Bonds	288,871	301,059	322,517	-4.05%	-10.43%
Other banking liabilities	685,134	720,699	2,466,673	-4.93%	-72.22%
Subordinated Debt	—	—	60,307	—	-100.00%

Total other funding sources	685,134	720,699	2,526,980	-4.93%	-72.89%
Other dollar funding sources
	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of dollars	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Lines from other banks	98,067	102,090	84,405	-3.94%	16.19%
Senior Bonds	95,290	103,368	108,453	-7.81%	-12.14%
Other banking liabilities	193,357	205,458	192,858	-5.89%	0.26%
Subordinated Debt	—	—	20,279	—	-100.00%
Total other funding sources	193,357	205,458	213,138	-5.89%	-9.28%

Foreign currency funding sources, expressed in dollars, are shown in the above chart. The decrease in Total other funding sources as compared to the same quarter of previous fiscal year was mainly driven by: i) the maturity of a USD 20 million subordinated debt during the March 2005 quarter; ii) the scheduled amortization of a Floating Rate Note (FRN), which was restructured in October 2003; and iii) the payment of foreign funding sources

Likewise, the decrease in Senior bonds as compared to the September 2005 quarter is mainly explained by the already mentioned amortization of a Floating Rate Note (FRN), last October.

Asset Quality

The Bank was able to further improve its asset quality standards. The non-performing ratio with respect to all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank) reached 1.12% as of December 31, 2005, with a coverage ratio of 146.89%. It is important to highlight that currently BBVA Banco Frances is one of the leading banks in terms of such ratio, which compares to a 5.9% of the financial system

The lower aggregate amount of non-performing assets is related to the sale of corporate loans.

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of pesos except percentages	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Nonaccrual financing (1)	95.090	124.216	117.116	-23,45%	-18,81%
Allowances	139.679	130.310	133.875	7,19%	4,34%
Nonaccrual financing/ total financing	1,12%	1,41%	1,26%	-20,21%	-11,05%
Allowances /nonaccrual financing	146,89%	104,91%	114,31%	40,02%	28,50%

Total financing includes loans and Other banking receivables and Guarantees granted by the Bank

(1)	Nonaccrual financing include all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

The following chart shows the evolution of allowance for loan losses, which includes allowances related to other banking receivables. Changes in the Increase and Decrease account are mainly explained by the reclassification of commercial loans, with the corresponding increase in provisions, and the sale of commercial loans, respectively.

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of pesos except percentages	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Balance at the beginning of the quarter	124,890	116,579	140,369	7.13%	-11.03%
Increase	20,795	44,872	20,400	53.66%	1.94%
Provision increase/decrease - Exchange rate difference	1,332	242	(139)	450.41%	-1058.27%
Decrease	(9,611)	(36,803)	(31,888)	-73.89%	-69.86%
Balance at the end of the quarter	137,406	124,890	128,742	10.02%	6.73%

Income from services net of other operating expenses

Net fee income continued to reflect the Bank’s strength in the transactional business. Net income from services amounted to Ps. 93.7 million, 14.9% and 3.1% higher than the figure posted in the December 2004 and September 2005 quarter, respectively.

Fee income growth as compared to the same quarter of the previous fiscal year is mainly explained by an increase in operational volume, with special emphasis in service charges on deposits accounts, credit cards, insurance and other fees.

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of pesos except percentages	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Net income from services	93,728	90,951	81,605	3.05%	14.86%

Service charge income	116,715	108,397	93,699	7.67%	24.56%
Service charges on deposits accounts	42,432	41,167	35,202	3.07%	20.54%
Credit Cards and operations	21,521	17,381	17,149	23.82%	25.50%
Insurance	6,846	6,218	4,401	10.10%	55.54%
Capital markets and securities activities	1,738	2,094	1,815	-16.99%	-4.24%
Fees related to Foreign trade	7,609	7,374	6,818	3.19%	11.61%
Other fees	36,567	34,164	28,314	7.03%	29.15%

Services Charge expense	(22,986)	(17,447)	(12,094)	31.75%	90.06%

Income related to foreign currency exchange transactions is not accounted for in net income from services but it is in net financial income. As of December 2005, such income amounted to approximately Ps. 20.1 million, compared to Ps. 21.1 million and Ps. 18.9 million registered in the December 2004 and September 2005 quarter, respectively. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branches and its ATM network as well as over the Internet. The Bank also sells and purchases Euros, Brazilian reales and Uruguayan pesos.

Administrative expenses

	Quarter ended			% Change Qtr ended 09/30/05 vs. Qtr ended
in thousands of pesos except percentages	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Administrative expenses	(167,532)	(149,224)	(132,793)	12.27%	26.16%

Personnel expenses	(101,200)	(84,912)	(76,018)	19.18%	33.13%
Electricity and Communications	(4,632)	(4,033)	(3,844)	14.85%	20.50%
Advertising and Promotion	(11,534)	(11,892)	(6,894)	-3.01%	67.30%
Honoraries	(6,486)	(6,377)	(6,627)	1.71%	-2.13%
Taxes	(4,124)	(3,959)	(3,948)	4.17%	4.46%
Organization and development expenses	2,916	(4,201)	(5,870)	-169.41%	-149.68%
Amortizations	(6,681)	(6,444)	(6,835)	3.68%	-2.25%
Other	(35,791)	(27,406)	(22,757)	30.60%	57.27%

Administrative expenses amounted to Ps. 167.5 million as of December 31, 2005, which compares to Ps. 132.8 million and Ps. 149.2 million registered in the December 2004 and September 2005 quarter, respectively.

Higher administrative expenses are mainly explained by an increase in personnel and advertising and promotion expenses. The increase in personnel expenses during the present fiscal year is mainly related to the different salary adjustments ordered by the Government and the ones agreed on with the labour unions, jointly with an adjustment in the bonus provisioning related to a higher profitability level. As for advertising and promotion expenses, the increase is explained by a more aggressive business strategy in an environment of higher activity level.

As of December 31, 2005, the Bank had 3,642 employees - including consolidated companies (except for the Consolidar Group) - and a network of 230 consumer branches, 27 branches specialized in the middle-market segment, and 35 offices of Credilogros.

Other Income/Expenses

Other income/expenses for the fourth quarter reflected a Ps. 139.3 million loss, compared to a Ps. 141.2 million and Ps. 73.8 million loss registered in the December 2004 and September 2005 quarters, respectively. As previously mentioned, the present figures were negatively impacted by: i) a Ps. 55.7 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with Central Bank’s regulations (which does not imply that the Bank waives its right to demand future compensation), ii) the provisions registered in Other expenses during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income, and iii) the charge stemming from the mark-to-market valuation of part of public sector portfolio.

It should noted that while the present quarter includes a charge related to the mark-to-market of part of public sector assets, the December 2004 quarter was impacted by the provisions registered to cover the taxable deferred asset, the opposite entry of which was included in the income tax.

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of December 31, 2005 and 2004, the Bank has estimated the existence of a net operating loss for income tax purposes.

Given the objection from the Central Bank to the capitalization of items arising from the application of the deferred tax method, the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

As of December 31, 2005 and 2004, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting Ps. Ps. 360 million and Ps. 118 million, respectively.

Income from equity investments

Income from equity investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. During the December 2005 quarter, the Bank registered a Ps. 3.7 million gain from its stake in the Consolidar Group.

Capitalization

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of pesos except percentages	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Capital Stock	471,361	471,361	471,361	0.00%	0.00%
Non-capitalized contributions	175,114	175,114	1,195,390	0.00%	-85.35%
Adjustments to stockholders equity	312,993	312,993	769,904	0.00%	-59.35%
Subtotal	959,468	959,468	2,436,655	0.00%	-60.62%
Reserves on Profits	428,701	428,701	430,500	0.00%	-0.42%
Unapropiated retained earnings (1)	183,095	170,558	-1,413,094	7.35%	112.96%
Unrealized valuation difference	230,283	230,283	230,282	0.00%	0.00%
Total stockholders’ equity	1,801,547	1,789,010	1,684,343	0.70%	6.96%

During the present fiscal year, the Bank registered an asset corresponding to the minimum presumed income tax for the fiscal years 2001, 2002, 2003 and 2004 for a total amount of approximately Ps. 92 million, the counterpart of which is accounted for in “Income (loss) adjustment to prior year”, under Stockholders equity. Furthermore, the Bank accounted for: (i) a Ps. 8 million (loss) adjustment to prior year related to software and to value transportation expenses, corresponding to the previous fiscal year and registered during 2005; and (ii) a Ps. 18 million (loss) adjustment to prior year due to a change in the accounting criteria on certain proyects, the counterpart of which was accounted for in intangible assets in 2004 balance sheet.

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in thousands of pesos except percentages	12/31/05	09/30/05	12/31/04	09/30/05	12/31/04
Central Bank Minimum Capital Requirements	868,513	841,986	466,595	3.15%	86.14%
Allocated to Asset at Risk	331,836	321,664	232,962	3.16%	42.44%
Allocated to Immobilized Assets	132,125	136,169	137,918	-2.97%	-4.20%
Market Risk	38,079	22,508	27,767	69.18%	37.14%
Interest Rate Risk	97,950	84,599	35,612	15.78%	175.05%
Loans to Public Sector and Securities in Investment	70,878	79,401	32,336	-10.73%	119.19%
Non Compliance of Other Credit Regulations	197,645	197,645	—	—	100.00%
Bank Capital Calculated under Central Bank Rules	1,890,791	1,857,985	1,656,396	1.77%	14.15%
Core Capital	1,684,343	1,702,825	1,703,124	-1.09%	-1.10%
Minority Interest	188,956	186,804	172,275	1.15%	9.68%
Supplemental Capital	122,207	90,834	(73,371)	34.54%	266.56%
Deductions	(104,715)	(122,478)	(145,632)	-14.50%	-28.10%
Excess over Required Capital	1,022,278	1,015,999	1,189,801	0.62%	-14.08%

As of December 31, 2005 BBVA Banco Frances’s shareholders equity amounted to Ps. 1.8 billion with a Ps.1 billion excess capital over minimum requirements in accordance to Central Bank regulations.

Additional information

	Quarter ended			% Change Qtr ended 12/31/05 vs. Qtr ended
in pesos except percentages	31/12/05	30/09/05	31/12/04	30/09/05	31/12/04
- Exchange rate	3.0315	2.9125	2.9738	4.09%	1.94%
- Quarterly CER adjustment (CPI)	3.04%	2.41%	1.10%	25.72%	176.33%

Other developments of present fiscal year

During present fiscal year the Bank sold its equity interest in Credilogros Compañía Financiera S.A. to “Banco de Servicios y Transacciones S.A.” and “Grupo de Servicios y Transacciones S.A.”. Following the completion of the due diligence process the aggregate price for the transaction remained at USD 16.9 million. Such transaction is still subject to the approval of the Central Bank of the Republic of Argentina.

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in the markets for BBVA Banco Francés’s products and services; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) macroeconomic, regulatory, political or governmental changes; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this third quarter earnings will be held on Tuesday, February 14, at 10:00 A.M. New York time - 12:00 A.M. Buenos Aires time. If you are interested in participating please dial (719) 457-2730 at least 5 minutes prior to our conference. Confirmation code: 3364807. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS : (in thousands of $)	12/31/05	09/30/05	06/30/05	12/31/04
Cash and due from banks	1,601,065	2,082,694	1,305,373	1,633,821
Government and Private Securities	2,306,859	1,690,065	2,841,696	1,920,901
Loans	7,847,000	8,039,265	8,808,021	8,381,197
- Loans to the private & financial sector	3,889,403	3,439,708	3,191,949	2,296,309
- Advances	733,597	589,216	548,945	272,275
- Notes discounted and purchased	560,863	465,023	298,165	251,332
- Secured with mortgages	394,678	384,324	384,647	401,064
- Car secured loans	60,714	53,283	45,919	25,943
- Credit cards	393,893	308,318	281,648	252,511
- Loans to financial sector	119,745	101,865	134,050	41,285
- Other loans	1,719,690	1,621,197	1,578,888	1,146,470
Less: Unaccrued interest	(2,577)	(1,925)	(1,309)	(924)
Plus: Interest & FX differences receivable	44,361	38,284	32,528	28,317
Less: Allowance for loan losses	(135,561)	(119,877)	(111,532)	(121,964)
- Public Sector loans	3,957,597	4,599,557	5,616,072	6,084,888
Less: Unaccrued interest	2,190,019	2,639,488	3,346,286	3,983,624
Plus: Interest & FX differences receivable	1,767,578	1,960,069	2,269,786	2,101,264
Other banking receivables	821,991	926,276	1,794,631	958,954
- Compensatory Bond	114,922	121,653	119,813	—
- Repurchase agreements	99,762	—	973,783	359,341
- Unlisted private securities	78,228	79,121	87,465	99,691
- Unlisted Private securities: Trustees	15,399	17,448	17,499	18,043
- Other banking receivables	515,525	713,067	601,118	488,657
- Less: provisions	(1,845)	(5,013)	(5,047)	(6,778)
Investments in other companies	277,829	273,270	266,994	253,129
Intangible assets	610,741	671,140	721,292	793,333
- Goodwill	25,459	27,116	28,773	32,088
- Organization and development charges	19,930	33,428	34,507	21,956
- Assets related to legal injunctions	565,352	610,596	658,012	739,289
Other assets	752,735	722,674	686,437	668,543

Total assets	14,218,220	14,405,384	16,424,444	14,609,878

LIABILITIES:	12/31/05	09/30/05	06/30/05	12/31/04
Deposits	10,754,076	10,842,937	10,231,652	9,210,353
- Demand deposits	1,901,500	2,000,759	1,852,097	1,675,233
- Saving accounts	3,000,508	2,829,040	2,641,130	2,395,535
- Time deposits	5,161,013	5,303,731	4,929,911	4,390,587
- Rescheduled deposits - CEDROS (*)	306,322	345,821	379,936	458,837
- Other deposits	384,733	363,586	428,578	290,161
Other banking Liabilities	1,237,848	1,335,874	4,026,881	3,258,044
Other provisions	208,682	278,364	267,107	236,690
- Other contingencies	207,917	274,577	263,295	232,776
- Guarantees	765	3,787	3,812	3,914
Subordinated debt	—	—	—	60,307
Other liabilities	192,189	135,998	105,349	139,106
Minority interest	23,878	23,201	22,192	21,035

Total liabilities	12,416,673	12,616,374	14,653,181	12,925,535

Total stockholders’ equity	1,801,547	1,789,010	1,771,263	1,684,343

Total liabilities + stockholders’ equity	14,218,220	14,405,384	16,424,444	14,609,878

(*)	The payment of rescheduled deposits concluded in August 2005 in accordance with its original schedule, except those deposits that have a pending legal injuction.

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	12/31/05	09/30/05	06/30/05	12/31/04
Financial income	390,000	355,805	345,855	242,043
- Interest on Cash and Due from Banks	7,553	6,769	6,013	4,388
- Interest on Loans Granted to the Financial Sec.	2,539	1,877	1,441	711
- Interest on Overdraft	14,551	11,423	8,351	7,016
- Interest on Notes discounted and purchased	8,631	6,122	4,291	3,315
- Interest on mortgages	10,406	10,244	10,279	10,882
- Interest on car secured loans	1,150	952	817	543
- Interest on Credit Card Loans	6,623	6,328	5,843	4,585
- Interest on Other Loans	44,179	39,599	36,987	26,887
- Income from securities and short term investments	24,207	40,443	(15,278)	18,191
- Interest on Government guaranteed loans Decreet1387/01	104,596	49,144	57,615	56,005
- From Other Banking receivables	3,787	3,249	1,991	1,963
- CER	133,162	144,774	200,105	82,821
- CVS	—	—	—	41
- Foreign exchange difference	20,039	20,869	15,925	18,752
- Other	8,577	14,012	11,475	5,943
Financial expenses	(127,012)	(157,566)	(173,339)	(106,047)
- Interest on Current Account Deposits	(9,037)	(7,284)	(4,148)	(5,987)
- Interest on Saving Account Deposits	(1,072)	(1,000)	(872)	(751)
- Interest on Time Deposits	(47,704)	(45,412)	(37,900)	(32,692)
- Interest on Other Banking Liabilities	(9,015)	(8,252)	(7,720)	(5,107)
- Other interests (includes Central Bank)	(4,485)	(16,015)	(20,290)	(18,670)
- Mandatory contributions and taxes on interest income	23,523	(8,409)	(7,019)	(8,401)
- CER	(47,033)	(71,333)	(95,448)	(34,217)
- Foreign exchange difference	93	(55)	(170)	—
- Other	(32,282)	194	228	(222)
Net financial income	262,988	198,239	172,516	135,996
Provision for loan losses	(20,795)	(44,872)	(38,506)	(20,400)
Income from services, net of other operating expenses	93,728	90,951	92,707	81,605
Administrative expenses	(167,532)	(149,224)	(138,827)	(132,793)
Income (loss) from equity investments	4,311	6,443	6,288	8,439
Net Other income	(139,302)	(73,773)	(69,256)	(141,210)
Income (loss) from minority interest	(678)	(1,009)	(752)	(1,159)
Income before tax	32,720	26,755	24,170	(69,522)
Income tax	(1,702)	(906)	6,107	56,301

Net income	31,018	25,849	30,277	(13,221)

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	12/31/05	09/30/05	06/30/05	12/31/04
Cash and due from banks	1,611,506	2,102,868	1,329,861	1,666,617
Government Securities	3,504,311	2,788,755	3,896,713	2,476,948
Loans	8,481,476	8,649,434	9,378,035	9,268,723
Other banking receivables	831,450	929,948	1,801,227	975,241
Investments in other companies	50,297	48,905	48,721	47,425
Other assets	1,504,708	1,533,339	1,532,218	1,606,718

TOTAL ASSETS	15,983,748	16,053,249	17,986,775	16,041,672

LIABILITIES	12/31/05	09/30/05	06/30/05	12/31/04
Deposits	10,613,086	10,657,701	10,029,779	8,993,780
Other banking liabilities	1,244,795	1,337,152	4,033,346	3,274,387
Other liabilities	2,135,360	2,082,582	1,970,892	1,917,227
Minority interest	188,960	186,804	181,495	171,935

TOTAL LIABILITIES	14,182,201	14,264,239	16,215,512	14,357,329

TOTAL STOCKHOLDERS’ EQUITY	1,801,547	1,789,010	1,771,263	1,684,343

STOCKHOLDERS’ EQUITY + LIABILITIES	15,983,748	16,053,249	17,986,775	16,041,672

NET INCOME	12/31/05	09/30/05	06/30/05	12/31/04
Net Financial Income	309,287	272,874	225,883	190,074
Provision for loan losses	(20,795)	(44,872)	(38,506)	(20,400)
Net Income from Services	167,087	167,320	155,987	137,216
Administrative expenses	(207,578)	(201,395)	(186,386)	(183,546)
Net Other Income	(209,679)	(159,129)	(125,400)	(187,919)
Income (loss) from minority interest	(2,127)	(5,758)	(4,292)	(3,680)

Income before tax	36,195	29,040	27,286	(68,255)

Income tax	(5,177)	(3,191)	2,991	55,034

Net income	31,018	25,849	30,277	(13,221)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 13, 2006	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G. Canestri
	Title:	Chief Financial Officer